UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of September 2017

Commission File Number 001-35123

Golar LNG Partners LP

(Exact name of Registrant as specified in its Charter)

Par-la-Ville Place
14 Par-la-Ville Road
Hamilton, HM 08, Bermuda
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.        Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b)(1). Yes ☐ No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b)(7). Yes ☐ No ☒

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

THIS REPORT ON FORM 6-K IS HEREBY INCORPORATED BY REFERENCE INTO THE REGISTRATION STATEMENT ON FORM F-3 (NO. 333-219065), WHICH WAS DECLARED EFFECTIVE BY THE SECURITIES AND EXCHANGE COMMISSION ON JULY 28, 2017.

EXHIBITS

The following exhibits are filed as part of this Report:

1.1  Equity Distribution Agreement, dated as of September 13, 2017, by and among Golar LNG Partners LP, Golar GP LLC, Golar Partners Operating LLC and Wells Fargo Securities, LLC.

8.1  Opinion of Vinson & Elkins L.L.P. relating to tax matters.

1

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GOLAR LNG PARTNERS LP

Date: September 13, 2017	By:	/s/ Graham Robjohns
Graham Robjohns
Principal Executive Officer

2